Filed by Chardan North China Acquisition Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Corporation: Chardan North China Acquisition Corporation
Commission File No.: 333-132826

Chardan North China Acquisition Corp.

CONTACT:	-OR-	INVESTOR RELATIONS COUNSEL:
Richard Propper, MD		The Equity Group Inc.
Chairman		Adam Prior
Chardan North China Acquisition Corp.		(212) 836-9606
(619) 795-4627		aprior@equityny.com

FOR IMMEDIATE RELEASE

HOLLYSYS ANNOUNCED TODAY THE SIGNING OF $115.8 MILLION IN NEW CONTRACTS

San Diego, CA and Beijing, China - July 23, 2007 - Chardan North China Acquisition Corp. (OTCBB: CNCA, CNCAU, CNCAW) ("Chardan North" or “the Company”), announced today that its proposed business combination target, Gifted Time Holdings Limited and its operating subsidiaries, Beijing HollySys Company, Limited and Hangzhou HollySys Automation, Limited (collectively referred to as "HollySys") had signed a series of new contracts for large control systems to the power generation and rail industries totaling US $115.8 million from April 1, 2007 to July 15, 2007. The bulk of the revenues from these projects will be recognized over the next three years. These projects include:

•	A system upgrade for the Dayawan nuclear power plant
•	A new Control System for the Hening Line Railway
•	An integrated rail control system for Ningmei Mandarin Duck Lake Diggings
•	A subway control system for Shenzhen Subway Line 1

Dr. Wang Changli, Founder and CEO of HollySys, stated, “We are pleased to announce these contract signings as they demonstrate the value of all of the intellectual property that we have amassed over the years in designing control systems for the nuclear power and rail industries. These contract wins are proof that we have produced products highly valued by our clients and we anticipate that these contracts only represent the beginning of an increasing presence for us in these industries.

HollySys is one of only five approved suppliers of control systems to the rail industry, and the only approved domestic supplier of automation control systems to the nuclear power industry. Due to safety concerns, these are highly regulated industries and as an early market entrant in China and as the largest local player, HollySys has set the de facto automation standards for most of these industries. We look forward with confidence to our short-term and long-term future as a publicly listed company in the United States.”

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Chardan North China Acquisition Corp.	Page 2
July 23, 2007

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about Chardan North, HollySys and their combined business after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Chardan North's and HollySys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which HollySys is engaged; cessation or changes in government incentive programs: potential trade barriers affecting international expansion; fluctuations in customer demand; management of rapid growth and transitions to new markets; intensity of competition from or introduction of new and superior products by other providers of automation and control system technology; timing, approval and market acceptance of new product introductions; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in Chardan North's filings with the Securities and Exchange Commission, and the registration statement on Form S-4 , as amended (Reg. No. 333-132826). The information set forth herein should be read in light of such risks. Neither Chardan North nor HollySys assumes any obligation to update the information contained in this press release.

In connection with the pending transaction, HLS Systems International Ltd. ("HLS Systems") has filed with the SEC a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus for the stockholders of Chardan North. The stockholders of Chardan North are urged to read the Registration Statement and the Proxy Statement/Prospectus, when it is available, as well as all other relevant documents filed or to be filed with the SEC, because they will contain important information about HollySys, HLS Systems, Chardan North and the proposed transaction. The final Proxy Statement/Prospectus will be mailed to stockholders of Chardan North after the Registration Statement is declared effective by the SEC. Chardan North stockholders will be able to obtain the Registration Statement, the Proxy Statement/Prospectus and any other relevant filed documents for free at the SEC's website (www.sec.gov). These documents can also be obtained for free from Chardan North by directing a request to Lori Johnson c/o Chardan Capital, 625 Broadway, Suite 1111, San Diego, CA 92101.

HLS Systems, Chardan North and their respective directors and officers may be deemed to be participants in the solicitation of approvals from Chardan North stockholders in respect of the proposed transaction. Information regarding Chardan North's participants will be available in the Proxy Statement /Prospectus. Additional information regarding the interests of such participants will be included in the Registration Statement containing the Proxy Statement / Prospectus.

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